

March 28, 2012

<u>Via E-mail</u>
Mark Goldwasser
Chairman and Chief Executive Officer
National Holdings Corporation
120 Broadway, 27th Floor
New York, NY 10271

     Re: National Holdings Corporation
              Form 10-K for the fiscal year ended September 30, 2011
              Filed January 13, 2012
              File No. 001-12629

Dear Mr. Goldwasser:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Sebastian Gomez Abero for

                                   Suzanne Hayes
                                   Assistant Director